1 4 FEBRUARY 2020 S O L I D FY19 RESULTS SUPPORTED BY GOOD OPERATIONAL PERFORMANCE FY 2019 GUIDANCE ACHIEVED FINA L DIVIDEND OF US 15 CENT S DECLARED 1

Amsterdam (14 February 2020) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces results for the quarter and year ended 31 December 2019. KEY POINTS • Full-year 2019 guidance for revenue, EBITDA and equity free cash flow (excluding licenses) achieved • New VEON Group co-CEO appointment • Vasyl Latsanych to step down as Beeline Russia CEO • Corporate cost reduction and cost intensity targets achieved • Operational weakness in Russia was offset by strong performances from our Growth Engines (Pakistan, Ukraine, Uzbekistan and Kazakhstan), while our Frontier Markets delivered solid results • Strong data usage continued to lead service revenue growth, underpinned by continued network investment • Final dividend of US 15 cents per share declared, bringing total dividend for FY 2019 to US 28 cents per share URSULA BURNS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, COMMENTS: “2019 was another year of solid growth for the Group, which we achieved alongside important milestones in compliance, governance and social responsibility. I am pleased to report our financial targets have each been either met or exceeded on all fronts, giving us confidence to set similar growth ambitions for the financial year ahead. The end of our monitorship in 4Q19 in connection with the conclusion of our 2016 Deferred Prosecution Agreement was a major milestone for our business and is testament to the dedication of our employees in embodying the highest standards of ethics and compliance in everything we do. It also underscored the importance of building and nurturing sustainable businesses built around customer loyalty, dependability and trust. We enter 2020 a stronger business as a consequence and are fully committed to empowering our customers through the technology and services we provide. Our profitability has continued to improve, driven by the strong organic revenue performance of our Growth Engines of Pakistan, Ukraine and Uzbekistan which, coupled with successful cost control across our business, has enabled the Group to deliver 9.6% EBITDA organic growth for the year. Our business performance in Russia remains challenging and reversing the revenue trend of recent quarters remains our key priority in the year ahead. Here, I believe that the measures we have taken to improve the quality of our networks, optimise our distribution footprint and reconfigure our customer offers will yield results towards the latter part of 2020 We continue to pursue growth opportunities in 3G and 4G services both through our traditional connectivity business and our growing ecosystem of new services. At the same time, we continue to evaluate future assets through our new Ventures division, which is already helping to accelerate the performance of our digital financial services business in Pakistan, JazzCash. Despite the underperformance of our Russian operation and the macroeconomic and regulatory challenges we face elsewhere, we remain excited on the medium to long-term opportunities our portfolio presents, as we execute on our turnaround plan in Russia and realise the revenue potential of our Growth Engines and Frontier Markets. I am also confident that with the appointment of Kaan Terzioglu and Sergi Herrero to the roles of co-CEO, we have two outstanding leaders who will define the next growth phase for VEON. 2

4Q19 RESULTS 1 • Reported revenue: USD 2,254 million, +0.2% YoY • Reported EBITDA: USD 935 million, +30.9% YoY, adjusted for IFRS16 +13.1% • Group subscriber base: 212 million total mobile subscribers, +1.2% YoY • Reported Group capital expenditure (excl. licenses): USD 682 million • Organic2 revenue performance: total revenue decreased by 0.2% organically2 year on year (YoY), with service revenue decreasing 0.6% organically2, reflecting the impact of the regulatory changes3 in Pakistan. Excluding such impact, total revenue would have increased by 1.5% organically2 in 4Q19 • Organic2 data revenue growth remains robust: the momentum in mobile data revenue continued in the period, growing organically2 by 17.7% YoY, with Ukraine (+26.7%), Pakistan (+26.6%) and Bangladesh (+18.6%) delivering strong performances on the back of ongoing 4G investments • Strong organic2 growth in EBITDA: +12.5% organically YoY to USD 808 million, resulting in an EBITDA margin of 35.8%. Excluding the impact of regulatory changes in Pakistan, EBITDA would have increased 14.4% organically YoY • Cost intensity ratio4 continued to improve organically2: we recorded a 5.1 percentage-point YoY organic2 improvement in our cost intensity ratio4, helped in particular by Russia, Uzbekistan and Ukraine, with the latter enjoying the benefit of revenue growth well above inflation • Corporate costs7 trending lower: corporate costs were USD 108 million in 4Q19, which included USD 51.5 million of severance related costs in 4Q19. FY 2019 corporate costs were USD 277 million, down 23% YoY and broadly in line with VEON’s ambition to reduce corporate costs by 25% YoY in FY 2019 • Strong equity free cash flow (excluding licenses)5: adjusting for IFRS 16, the company generated USD 102 million of equity free cash flow (excluding licenses)5 during 4Q19, with FY2019 equity free cash flow (excluding licenses)5 of USD 1,004 million KEY DEVELOPMENTS • FY 2019 targets6 achieved: VEON met FY 2019 guidance on all key metrics • Revenue for FY 2019 increased organically 3.4% YoY, delivering on target of low single-digit organic growth • EBITDA (pre-IFRS 16) increased organically 9.6% YoY, exceeding the target of at least mid-single-digit organic growth • Equity free cash flow excluding licenses5 (pre-IFRS 16) of USD 1 billion, delivering on target of approximately USD 1 billion • Further strengthened corporate governance, with appointment of Sergi Herrero and Kaan Terzioğlu as co-Chief Executive Officers of VEON. Ursula Burns will remain as VEON’s Chairman • Vasyl Latsanych is stepping down as CEO of VEON’s operations in Russia at the end of June 2020 • Final dividend of US 15 cents declared FY 2019, bringing total FY 2019 dividend to US 28 cents, in line with new dividend policy announced in September 2019 • VEON recognised as among the top 10% of the most transparent companies in the Netherlands by the Dutch Transparency Benchmark • VEON’s free float increased to 43.8% from 34.9% following the disposal by Telenor of its remaining shareholding • Deferred Prosecution Agreement concluded with independent compliance monitor certifying VEON’s compliance program as effective OUTLOOK FY 2020 guidance: Low single-digit local currency growth for total revenue, mid-single-digit local currency growth for EBITDA and operational capex/total revenue of 21%-22%. • Growth will continue to be data-led and enabled through the expansion of our 3G and 4G networks where our goal is to raise 4G ARPU through continued deployment of new services • EBITDA local currency growth for FY 2020 excludes the one-time cash of USD 350 million received in FY 2019 in connection with a revised arrangement from Ericsson • The operational capex/total revenue target assumes additional investments in 4G rollout and Yarovaya expenses in Russia. Operational capex is defined as capex, which excludes licenses and leases, divided by total revenue. See reconciliation table in the appendix 3

1 Results compare to prior year results unless stated otherwise 2 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations 3 In June 2018’s, Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto” order). On 3 July 2019, the Supreme Court issued its Judgement dated 10th May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the Judgement by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and on 3 January 2020 provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. Jazz is currently awaiting the PTA’s response 4 Cost intensity ratio is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue. Based on FY 2018, in USD million (3,697+1,701-133)/8,526 5 Equity free cash flow (excluding licenses) is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding the impact of IFRS 16, M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. EFCF (excluding licenses) target for FY 2019 is based on currency rates of 20 February 2019, excludes USD 136 million payment of the GTH Tax Settlement, includes the one-time cash received in connection with a revised arrangement from Ericsson of USD 350 million. See attachment E for reconciliations 6 FY 2019 targets exclude the impact of the introduction of IFRS 16 7 Corporate costs in a non-IFRS financial measure and represents costs incurred by the holding entities in the Netherlands, Luxembourg, UK and Egypt, primarily comprised of salary costs and consulting costs. We also present in this release ’run-rate corporate costs” in order to represent what our corporate cost performance would be if results for a given period were annualized or extrapolated into future periods 8 Local currency for FY 2020 excludes the effect of foreign currency movements 4

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	4Q19	4Q19 pre-IFRS 16	4Q18	Reported YoY	Reported YoY pre-IFRS 16	Organic YoY [1]
Total revenue, of which	2,254	2,254	2,249	0.2%	0.2%	(0.2%)
mobile and fixed service revenue	2,079	2,079	2,083	(0.2%)	(0.2%)	(0.6%)
mobile data revenue	651	651	550	18.2%	18.2%	17.7%
EBITDA	935	808	714	30.9%	13.1%	12.5%
EBITDA margin (EBITDA/total revenue)	41.5%	35.8%	31.8%	9.7p.p.	4.1p.p.	4.1p.p.
Profit from continued operations	48	72	33	45.5%	118.2%	
Profit from discontinued operations	-	-	-	n.m.	n.m.	
Profit for the period (before NCI)	48	72	33	45.5%	118.2%	
Equity free cash flow excl. licenses [2]	197	102	229	(13.9%)	(55.5%)	
Capital expenditures excl. licenses	682	579	347	96.5%	66.8%	
LTM capex excl. licenses/revenue	23.1%	19.6%	15.6%	7.5p.p.	4.1p.p.	
Net debt	8,342	6,302	5,469	52.5%	15.2%	
Net debt/LTM EBITDA	2.0	1.7	1.7	n.m.	n.m.	
Total mobile customer (millions)	212.4	212.4	209.9	1.2%	1.2%	
Total fixed-line broadband customers (millions)	4.2	4.2	3.8	8.8%	8.8%	

USD million	FY19	FY19 pre-IFRS 16	FY18	Reported YoY	Reported YoY pre-IFRS 16	Organic YoY [1]
Total revenue, of which	8,863	8,863	9,086	(2.5%)	(2.5%)	3.4%
mobile and fixed service revenue	8,240	8,240	8,526	(3.4%)	(3.4%)	2.4%
mobile data revenue	2,434	2,434	2,120	14.8%	14.8%	21.2%
EBITDA	4,215	3,704	3,273	28.8%	13.2%	9.6%
EBITDA margin (EBITDA/total revenue)	47.6%	41.8%	36.0%	11.5p.p.	5.8p.p.	2.2p.p.
Profit / (Loss) from continued operations	683	768	(617)	n.m.	n.m.	
Profit from discontinued operations	-	-	979	n.m.	n.m.	
Profit for the period (Before NCI)	683	768	362	88.7%	112.2%	
Equity free cash flow excl. licenses [2]	1,362	1,004	1,032	31.9%	(2.7%)	
Capital expenditures excl. licenses	2,046	1,741	1,415	44.6%	23.0%	
LTM capex excl. licenses/revenue	23.1%	19.6%	15.6%	7.5p.p.	4.1p.p.	
Net debt	8,342	6,302	5,469	52.5%	15.2%	
Net debt/LTM EBITDA	2.0	1.7	1.7	n.m.	n.m.	
Total mobile customer (millions)	212.4	212.4	209.9	1.2%	1.2%	
Total fixed-line broadband customers (millions)	4.2	4.2	3.8	8.8%	8.8%	

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding the impact of IFRS 16, M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment E for reconciliations

5

CONTENTS MAIN EVENTS ................................................................................................... 7 GROUP PERFORMANCE ....................................................................................... 9 COUNTRY PERFORMANCE ................................................................................... 1 2 CONFERENCE CALL INFORMATION ......................................................................... 21 ATTACHMENTS ................................................................................................ 2 3 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The following non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow (excluding licenses), organic growth, capital expenditures excluding licenses, are reconciled to the comparable IFRS measures in Attachment E. IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION From 1 January 2019, VEON has adopted International Financial Reporting Standards (IFRS) 16 (Leases). VEON is presenting Q4 2019 results excluding the impact of IFRS 16 for comparability purposes with prior periods, as well as presenting reported results which will reflect the new baseline for future period over period comparisons. All forward-looking FY 2020 targets include the impact of the introduction of IFRS 16 in FY 2020. All comparisons are on a year on year (YoY) basis unless otherwise stated. 6

MAIN EVENTS REVENUE AND EBITDA Reported revenue (+0.2% YoY) and EBITDA (+30.9% YoY) were positively impacted by currency movements, which reversing the trend of the past 8 quarters made a positive contribution of USD 10 million to reported revenue and USD 4 million to reported EBITDA in 4Q19. EBITDA was positively impacted by IFRS 16 implementation this year. On an organic1 basis revenue decreased by 0.2% YoY with EBITDA up 12.5% YoY. During Q4 2019, both reported revenue and EBITDA were negatively impacted by regulatory changes2 in Pakistan. Adjusted for these impacts, organic revenue would have increased by 1.5% YoY and organic EBITDA would have increased by 14.4% YoY. 1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations. 2 In June 2018’s, Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto” order). On 3 July 2019, the Supreme Court issued its Judgement dated 10th May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the Judgement by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and on 3 January 2020 provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. Jazz is currently awaiting the PTA’s response CORPORATE COSTS AND COST INTENSITY In 4Q19, our cost intensity ratio1 improved organically by 5.1 percentage points YoY to 60.5% on a pre-IFRS 16 basis, mainly due to lower costs in Russia, Ukraine, Uzbekistan and corporate cost improvement. We are seeing continued progress on cost control across a number of our smaller markets and expect the contribution from other markets to become more meaningful over the coming year. 4Q19 corporate costs2 amounted to USD 108 million, including USD 51.5 million in severance related costs. FY 2019 corporate costs of USD 277 million were down 23%, in line with VEON’s target to reduce corporate costs by 25% YoY in FY 2019. 1 Cost intensity ratio is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue. Based on FY 2018, in USD million (3,697+1,701-133)/8,526 2 Corporate costs is a non-IFRS financial measure and represents costs incurred by the holding entities in the Netherlands, Luxembourg, UK and Egypt, primarily comprised of salary costs and consulting costs. We also present in this release ’run-rate corporate costs” in order to represent what our corporate cost performance would be if results for a given period were annualized or extrapolated into future periods US 15 CENTS PER SHARE DIVIDEND DECLARED In September 2019, VEON announced a new dividend policy, which targets paying at least 50% of prior year equity free cash flow after licenses in dividends to shareholders. Dividend payments will always remain subject to review by VEON's Board of Directors, taking into account medium-term investment opportunities and the Group's capital structure. The Group’s internal target is to keep Net Debt/EBITDA at around 2.0x (2.4x post-IFRS 16). In line with this dividend policy, VEON’s Board of Directors has approved the distribution of a final gross dividend of US 15 cents per share for FY 2019. In calendar year 2020, VEON plans to make this single dividend payment (US 15 cents) with a record date of 27 February 2020. For ordinary shareholders at Euronext Amsterdam, the final dividend of USD 15 cents will be paid in Euros. This final dividend of USD 15 cents per share, together with the USD 13 cents per share declared at the interim period brings the total dividend payment for FY 2019 to USD 28 cents per share, which represents approximately 70% of 2019 equity free 7 cash flow after licenses. We believe this demonstrates the commitment of the company to return cash to shareholders while managing an appropriate level of Net Debt/EBITDA at the Group level. USD 300 MILLION TAP ISSUANCE OF EXISTING SENIOR NOTES On 14 January 2020, VEON Holdings B.V. issued USD 300 million in senior unsecured notes due in 2025, to be consolidated and form a single series with the USD 700 million 4.00% senior notes due in 2025 issued by VEON Holdings on 9 October 2019. VEON Holdings intends to use the net proceeds of the tap issuance to refinance certain existing outstanding debt and address upcoming debt maturities and for general corporate purposes. MANAGEMENT CHANGES On 13 February VEON announced the appointment of Sergi Herrero and Kaan Terzioğlu as co-Chief Executive Officers, effective from 1 March, 2020. Ursula Burns, who was appointed as Executive Chairman in July 2017 and CEO in December 2018, will remain as VEON’s Chairman. Kaan and Sergi will jointly drive performance in the Group, with complementary focus areas. Kaan will lead on VEON’s core telecommunication services and oversee operations in Russia, Kazakhstan, Uzbekistan, Kyrgyzstan and Georgia. Sergi will lead on building new ventures, digital products, partnerships and oversee operations in Pakistan, Ukraine, Algeria, Bangladesh and Armenia. Today VEON Group announced that Vasyl Latsanych is stepping down as CEO of VEON’s operations in Russia. Vasyl joined VEON as CEO of Beeline Russia in January 2018 and will step down at the end of June this year. We will announce his successor in due course. FY 2020 TARGETS The Company has formulated targets for FY 2020. Guidance for total revenue is low single-digit local currency growth and EBITDA is mid-single-digit local currency growth. Local currency growth reflects changes in revenue and EBITDA, excluding foreign currency movements. EBITDA local currency growth for FY2020 excludes exceptional income of USD 350 million in respect of revised partnership with Ericsson received in 2019. Forward looking targets for EBITDA include the impact of the introduction of IFRS 16 in FY 2019 and FY 2020. The target for operational capex/total revenue , which is defined as capex excluding license expenditures and capitalized leases divided by total revenue, is 21-22%. Our operational capex/total revenue target for 2020 considers additional investments in network rollout and Yarovaya investments in Russia. 8

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	4Q19	4Q19 Pre-IFRS16	4Q18	Reported YoY	Reported pre-IFRS 16 YoY	Organic[1] YoY	FY19	FY19 Pre-IFRS16	FY18	Reported YoY	Reported pre-IFRS 16 YoY	Organic[1] YoY
Total revenue	2,254	2,254	2,249	0.2%	0.2%	(0.2%)	8,863	8,863	9,086	(2.5%)	(2.5%)	3.4%
Russia	1,152	1,152	1,142	0.9%	0.9%	(3.3%)	4,481	4,481	4,654	(3.7%)	(3.7%)	(0.6%)
Pakistan	324	324	368	(11.9%)	(11.9%)	1.9%	1,321	1,321	1,494	(11.6%)	(11.6%)	8.7%
Algeria	198	198	203	(2.5%)	(2.5%)	(1.6%)	775	775	813	(4.7%)	(4.7%)	(2.4%)
Bangladesh	131	131	130	0.3%	0.3%	1.2%	537	537	521	2.9%	2.9%	3.7%
Ukraine	240	240	179	33.8%	33.8%	16.1%	870	870	688	26.4%	26.4%	19.6%
Uzbekistan	61	61	77	(20.6%)	(20.6%)	(8.8%)	258	258	315	(18.1%)	(18.1%)	(10.3%)
Kazakstan	118	118	109	7.9%	7.9%	12.8%	486	486	441	10.3%	10.3%	22.6%
HQ	-	-	-				-	-	-			
Other and eliminations	31	31	41				135	135	160			
Service revenue	2,079	2,079	2,083	(0.2%)	(0.2%)	(0.6%)	8,240	8,240	8,526	(3.4%)	(3.4%)	2.4%
Russia	1,011	1,011	1,016	(0.5%)	(0.5%)	(4.6%)	4,024	4,024	4,244	(5.2%)	(5.2%)	(1.9%)
Pakistan	302	302	344	(12.3%)	(12.3%)	1.5%	1,228	1,228	1,391	(11.7%)	(11.7%)	8.6%
Algeria	194	194	195	(0.5%)	(0.5%)	0.5%	769	769	801	(4.0%)	(4.0%)	(1.6%)
Bangladesh	128	128	127	0.9%	0.9%	1.8%	525	525	504	4.2%	4.2%	5.0%
Ukraine	238	238	178	33.5%	33.5%	15.9%	865	865	685	26.3%	26.3%	19.5%
Uzbekistan	60	60	77	(21.3%)	(21.3%)	(9.7%)	257	257	314	(18.3%)	(18.3%)	(10.6%)
Kazakhstan	117	117	108	8.0%	8.0%	12.9%	445	445	436	2.0%	2.0%	13.3%
HQ	-	-	-				-	-	-			
Other and eliminations	28	28	37				126	126	150			
EBITDA	935	808	714	30.9%	13.1%	12.5%	4,215	3,704	3,273	28.8%	13.2%	9.6%
Russia	466	384	375	24.4%	2.6%	(1.6%)	1,957	1,623	1,677	16.7%	(3.3%)	0.3%
Pakistan	160	148	173	(7.5%)	(14.5%)	(1.0%)	669	622	714	(6.3%)	(12.8%)	7.3%
Algeria	92	83	93	(0.7%)	(10.5%)	(9.6%)	354	320	363	(2.6%)	(12.0%)	(9.9%)
Bangladesh	53	43	45	17.9%	(4.3%)	(3.4%)	222	182	183	21.3%	(0.6%)	0.2%
Ukraine	167	160	100	66.7%	59.8%	38.4%	572	548	387	47.7%	41.6%	33.7%
Uzbekistan	33	33	31	8.6%	6.3%	22.1%	136	132	136	(0.2%)	(3.4%)	6.1%
Kazakhstan	59	55	52	13.3%	5.1%	9.9%	270	254	206	31.2%	23.1%	36.4%
HQ	(108)	(108)	(135)				(277)	(277)	(359)			
Other and eliminations	13	13	(19)				312	312	(34)			
EBITDA margin	41.5%	35.8%	31.8%	9.7p.p.	4.1p.p.		47.6%	41.8%	36.0%	11.5p.p.	5.8p.p.	

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations

Reported total revenue increased by 0.2% YoY in 4Q19 to USD 2.3 billion, with good operational performance being offset by the negative impact of regulatory changes in Pakistan. Organic total revenue decreased by 0.2% mainly as a result revenue underperformance in Russia, Algeria and Uzbekistan.

The total revenue organic trend was supported by strong organic growth in mobile data revenue, which increased by 17.7% for the quarter. Reported mobile data revenue (+18.2%) was positively impacted by currency tailwinds of approximately USD 8 million. Mobile customers increased YoY to 212 million at the end of Q4 2019, with customer growth in Pakistan and Bangladesh, which was partially offset by a decrease in our customer base in Russia, Uzbekistan and Algeria.

EBITDA increased organically by 12.5% to USD 808 million pre-IFRS 16, primarily due to good performance in Ukraine, Kazakhstan and Uzbekistan, as well as a further reduction in corporate costs. Reported EBITDA increased by 30.9% YoY, positively impacted by IFRS 16 and currency improvements, which offset the negative impact of Pakistan regulatory regime changes, in the absence of which organic EBITDA would have increased by 14.4% YoY.

9

Adjusting for the positive effect of IFRS 16, the Company generated USD 102 million in equity free cash flow (excluding licenses) during Q4 2019.

VEON's HQ segment consists largely of the costs of VEON's headquarters in Amsterdam. Here, corporate costs were USD 108 million in Q4 2019, down 20% YoY. FY 2019 corporate costs of USD 277 million were in line with VEON's ambition to reduce corporate costs by approximately 25% in FY 2019 (from USD 359 million in FY 2018) and in line with our mid-term ambition to halve the run-rate of our corporate costs between FY 2017 (USD 431 million) and year-end 2019.

"Other" in Q4 2019 includes the results of Kyrgyzstan, Armenia, Georgia, other global operations, services and intercompany eliminations.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	4Q19	4Q19 Pre-IFRS16	4Q18	Reported YoY	Reported pre-IFRS 16 YoY	FY19	FY19 Pre-IFRS16	FY18	Reported YoY	Reported pre-IFRS 16 YoY
Total revenue	2,254	2,254	2,249	0.2%	0.2%	8,863	8,863	9,086	(2.5%)	(2.5%)
Service revenue	2,079	2,079	2,083	(0.2%)	(0.2%)	8,240	8,240	8,526	(3.4%)	(3.4%)
EBITDA	935	808	714	30.9%	13.1%	4,215	3,704	3,273	28.8%	13.2%
EBITDA margin	41.5%	35.8%	31.8%	9.7p.p.	4.1p.p.	47.6%	41.8%	36.0%	11.5p.p.	5.8p.p.
Depreciation, amortization, impairments and other	(553)	(439)	(506)	(9.3%)		(2,196)	(1,756)	(2,719)	19.2%	
EBIT (Operating Profit)	383	369	208	84.6%		2,019	1,948	554	264.7%	
Financial income and expenses	(213)	(169)	(159)	(34.4%)		(839)	(666)	(749)	(12.1%)	
Net foreign exchange (loss)/gain	9	8	27	(66.4%)		(19)	(17)	15	n.m.	
Share of (loss)/profit of joint ventures and associates	-	-	-	n.m.		-	-	-	n.m.	
Other non operating gains / losses	7	7	(19)	n.m.		21	21	(68)	n.m.	
(Loss)/Profit before tax	186	215	57	227.0%		1,181	1,287	(248)	n.m.	
Income tax expense	(138)	(143)	(24)	(475.0%)		(498)	(518)	(369)	(35.0%)	
(Loss)/Profit from continued operations	48	72	33	45.5%		683	768	(617)	n.m.	
Profit from discontinued operations	-	-	-	n.m.		-	-	979	n.m.	
Profit for the period	48	72	33	45.5%		683	768	362	88.7%	

	4Q19	4Q19 Pre-IFRS16	4Q18	Reported YoY	Reported pre-IFRS 16 YoY	FY19	FY19 Pre-IFRS16	FY18	Reported YoY	Reported pre-IFRS 16 YoY
Capex	684	581	369	85.4%	57.5%	2,081	1,776	1,934	7.6%	(8.2%)
Capex excl. licenses	682	579	347	96.5%	66.8%	2,046	1,741	1,415	44.6%	23.0%
Capex excl. licenses/revenue	30.3%	25.7%	15.4%			23.1%	19.6%	15.6%		
LTM capex excl. licenses/revenue	23.1%	19.6%	15.6%			23.1%	19.6%	15.6%		

Note: prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and retrospective recognition of depreciation and amortization charges in respect of Deodar

Q4 2019 ANALYSIS

Reported EBITDA increased by 30.9% YoY. EBITDA pre-IFRS 16 increased by 13.1% YoY due to strong operational performances from Ukraine, Uzbekistan and Kazakhstan, and local currency strength versus the US dollar in Russia and Ukraine. Operating profit pre-IFRS 16 was USD 369 million, compared to an operating profit in 4Q18 of USD 208 million. The depreciation (excluding pre-IFRS 16) impact was flat YoY whereas in 4Q18 the Group recorded higher impairments.

In Q4 2019, net financial income and expenses increased mainly due to interest income generated in 4Q18 on a deposit made in relation to the mandatory tender offer for GTH, which was released in summer 2019. Financial expenses slightly decreased YoY (on a pre-IFRS 16 basis), primarily due to lower debt levels and a lower cost of debt but have not compensated for the last year interest income leading up to slightly higher net financial expenses YoY.

Pre-IFRS 16 income tax expense was USD 143 million, representing an increase YoY due to additional tax liabilities of USD 78 million, while in Q4 2018 the Group reversed a USD 33 million tax provision on future dividends in Pakistan. In Q4 2019, the Company recorded a net profit of USD 48 million for the period, of which USD 22 million is attributable to VEON's shareholders.

10

Capex (excluding licenses, pre-IFRS 16) increased to USD 579 million in Q4 2019 from USD 347 million in Q4 2018, mainly due to additional network investments, especially in Russia. The ratio of FY19 capex (excluding licenses, pre-IFRS 16) to revenue for the last twelve months is 19.6%.

FINANCIAL POSITION & CASH FLOW

USD million	4Q19	4Q19 Pre-IFRS 16	3Q19	3Q19 Pre-IFRS 16	QoQ	QoQ Pre-IFRS 16
Total assets	16,059	14,159	15,663	13,809	2.5%	2.5%
Shareholders' equity	1,226	1,314	1,240	1,302	(1.1%)	0.9%
Gross debt	9,593	7,553	9,571	7,594	0.2%	(0.5%)
Net debt	8,342	6,302	8,252	6,275	1.1%	0.4%
Net debt/LTM EBITDA	2.0	1.7	2.1	1.7		

USD million	4Q19	4Q19 Pre-IFRS 16	4Q18	YoY	YoY Pre-IFRS 16	FY19	FY19 Pre-IFRS 16	FY18	YoY	YoY Pre-IFRS 16
Net cash from/(used in) operating activities	662	567	635	27	(68)	2,949	2,591	2,515	434	76
Net cash from/(used in) investing activities	(501)	(501)	(435)	(66)	(66)	(1,888)	(1,888)	1,997	(3,885)	(3,885)
Net cash from/(used in) financing activities	(171)	(76)	(1,462)	1,291	1,386	(1,639)	(1,282)	(3,916)	2,277	2,634

Gross debt was broadly stable from Q3 2019 to Q4 2019. Last year, in Q4 2018 VEON significantly modified its currency mix of debt as it repaid its euro-denominated debt, repurchased and cancelled USD-denominated bonds and combined with currency swaps in Q3 and Q4 2018 increased its relative share of Russian ruble debt exposure.

In October 2019, VEON Holdings issued USD 700 million 4.00% senior unsecured notes due in 2025. VEON used the net proceeds primarily to refinance drawings on the revolving credit facility used to fund its mandatory tender offer for GTH. In January 2020, VEON Holdings issued USD 300 million in senior unsecured notes due in 2025 at an issue price of 103.75%, to be consolidated and form a single series with the USD 700 million 4.00% senior notes issued by VEON in October 2019, with the intention to use the net proceeds to refinance certain existing outstanding debt and address upcoming debt maturities and for general corporate purposes.

Net cash from operating activities decreased YoY, mainly due to the higher one-off tax payments.

Net cash flow used in investing activities in Q4 2019 increased YoY due to higher network investments.

Net cash used in financing activities pre-IFRS 16 amounted to USD 76 million in 4Q19 compared to USD 1,462 million in 4Q18, which was impacted by HQ Amsterdam debt repayments.

Net debt pre-IFRS 16 in Q4 2019 was USD 6.3 billion and the net debt/ LTM EBITDA ratio was 1.7x. Reported net debt/LTM EBITDA ratio at the end of Q4 2019 was 2.0x.

11

COUNTRY PERFORMANCE

- Russia
- Ukraine
- Pakistan
- Uzbekistan
- Kazakhstan
- Algeria
- Bangladesh

RUSSIA

RUB million	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	73,384	75,895	(3.3%)	289,875	291,539	(0.6%)
Mobile service revenue	55,309	58,761	(5.9%)	225,555	230,123	(2.0%)
Fixed-line service revenue	9,116	8,790	3.7%	34,850	35,295	(1.3%)
EBITDA	29,705	24,894	19.3%	126,698	104,717	21.0%
EBITDA margin	40.5%	32.8%	7.7p.p.	43.7%	35.9%	7.8p.p.
EBITDA pre-IFRS 16	24,491	24,894	(1.6%)	105,037	104,717	0.3%
EBITDA margin pre-IFRS 16	33.4%	32.8%	0.6p.p.	36.2%	35.9%	0.3p.p.
Capex excl. licenses	25,407	11,966	112.3%	77,060	46,604	65.3%
LTM Capex excl. licenses /revenue	26.6%	16.0%	10.6p.p.	26.6%	16.0%	10.6p.p.
Capex excl. licenses pre-IFRS 16	21,801	11,966	82.2%	62,918	46,604	35.0%
LTM Capex excl. licenses /revenue pre-IFRS 16	21.7%	16.0%	5.7p.p.	21.7%	16.0%	5.7p.p.
Mobile						
Total revenue	64,120	67,004	(4.3%)	254,719	256,008	(0.5%)
- of which mobile data	16,203	15,955	1.6%	62,894	62,259	1.0%
Customers (mln)	54.6	55.3	(1.1%)			
- of which data users (mln)	35.5	36.8	(3.4%)			
ARPU (RUB)	335	350	(4.2%)			
MOU (min)	291	317	(8.1%)			
Data usage (MB/user)	6,667	4,285	55.6%			
Fixed-line						
Total revenue	9,264	8,891	4.2%	35,155	35,530	(1.1%)
Broadband revenue	2,837	2,700	5.1%	10,937	10,338	5.8%
Broadband customers (mln)	2.6	2.4	9.0%			
Broadband ARPU (RUB)	366	381	(4.0%)			

In Russia, we made significant investments in our network and expect to continue these investments in 2020. Beeline continued to make steady progress on network performance by increasing its number of 4G base stations by 38% YoY as at December 2019. While network quality is improving, customer perception is still lower versus competitors. At the same time, our business faced challenges related to pricing and the efficiency of our distribution. Together, these resulted in a decline in our customer base YoY of 1.1%. Distribution optimization continued during the quarter through the closure of more than 200 stores in 2019. Beeline also improved its pricing proposition in the market by offering segmented tariff structures with a focus on family offers and by repricing unlimited tariff plans in early 2020.

Beeline's efforts to improve customer satisfaction and the revenue trend of recent quarters include further improving its network coverage, capacity and customer perception and boosting its digital channels and enhancing retail efficiency with the closure of approximately 600 stores in total through 2019 and 2020. In addition, Beeline expects to grow customer engagement via

12

new digital and financial services. Total revenue in 4Q19 was RUB 73.4 billion, representing a YoY decrease of 3.3%, reflecting a more balanced approach to tariffs focused on reducing customer churn. However, pressure on our customer base continued and the increased predominance of unlimited tariff plans led to a mobile service revenue decline of 5.9% to RUB 55.3 billion, mainly reflecting the negative impact of unlimited tariff plans and the decline in our customer base. The strong growth in VAS (excl.messaging) and revenue from mobile financial services were insufficient to offset the decline in voice and messaging revenue. Data volumes continue to grow strongly by 55.6% YoY, supported by 4G population coverage increase to 86% from 74% in December 2018. Revenue from equipment and accessory sales increased by 6.6% YoY due to higher shipments to dealerships. Fixed-line revenues increased by 4.2% YoY, due to increases in broadband revenue and increases in transit service revenue. Beeline’s Fixed Mobile Convergence (“FMC”) proposition continues to play an important role in the turnaround of the fixed- line business for Beeline. The FMC customer base grew by 20% YoY in Q4 2019 to more than 1.3 million, which represents a 50% FMC penetration of our broadband customer base. Beeline continues to focus on the B2B segment, improving its proposition with new digital offers and solutions to both small and large enterprises. In 4Q19, B2B service mobile revenue increased by 5.1% YoY. EBITDA pre-IFRS 16 for FY 2019 continued to grow for the second year in a row. The decrease in 4Q19 EBITDA by 1.6% was related to underperformance of revenue and RUB 1.4 billion of provision related to bad debt and to inventory, slightly offset by lower commercial costs mainly related to closing more than 100 own stores in Q4 2019. Capex excluding licenses (pre-IFRS 16) increased by 82.2% as a result of Beeline’s commitment to improving its network quality. During 4Q19, we increased 4G base stations by 38%. Beeline continues to invest in network development with a strong separate focus on Moscow and Saint-Petersburg to ensure these cities have high quality infrastructure that is ready to integrate new technologies. As a result, Beeline improved significantly the download speed in Moscow and Saint-Petersburg during the year. The LTM capex (excluding licenses) to revenue ratio (pre-IFRS 16) was 21.7% in Q4 2019. Reported capex excluding licenses increased by 112.3% YoY during the quarter. Our investment plans related to national regulations on data storage are progressing in alignment with legal requirements, and our estimates of the total investment requirement for these remains unchanged. 13

UKRAINE

UAH million	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	5,815	5,009	16.1%	22,392	18,719	19.6%
Mobile service revenue	5,417	4,671	16.0%	20,903	17,421	20.0%
Fixed-line service revenue	355	311	14.0%	1,350	1,206	11.9%
EBITDA	4,031	2,793	44.3%	14,683	10,529	39.4%
EBITDA margin	69.3%	55.8%	13.6p.p.	65.6%	56.2%	9.3p.p.
EBITDA pre-IFRS 16	3,866	2,793	38.4%	14,076	10,529	33.7%
EBITDA margin pre-IFRS-16	66.5%	55.8%	10.7p.p.	62.9%	56.2%	6.6p.p.
Capex excl. licenses	1,606	749	114.4%	5,111	3,100	64.8%
LTM capex excl. licenses/revenue	22.8%	16.6%	6.3p.p.	22.8%	16.6%	6.3p.p.
Capex excl. licenses pre-IFRS 16	994	749	32.6%	3,972	3,100	28.1%
LTM capex excl. licenses/revenue pre-IFRS 16	17.7%	16.6%	1.1p.p.	17.7%	16.6%	1.1p.p.
Mobile						
Total operating revenue	5,417	4,698	15.3%	20,903	17,513	19.4%
- of which mobile data	2,810	2,217	26.7%	10,847	7,177	51.1%
Customers (mln)	26.2	26.4	(0.6%)			
- of which data customers (mln)	16.9	14.8	14.6%			
ARPU (UAH)	68	58	17.4%			
MOU (min)	577	584	(1.1%)			
Data usage (MB/user)	4,263	2,753	54.8%			
Fixed-line						
Total operating revenue	355	311	14.0%	1,350	1,206	11.9%
Broadband revenue	224	190	17.8%	864	741	16.5%
Broadband customers (mln)	1.0	0.9	10.8%			
Broadband ARPU (UAH)	75	71	6.2%			

In Ukraine, Kyivstar continued to deliver solid results during the quarter in a competitive market, supported by our marketing activities and strong growth in data consumption enabled by ongoing investment in Kyivstar's network.

Total revenue grew by 16.1% YoY to UAH 5.8 billion and mobile service revenue increased by 16.0% YoY to UAH 5.4 billion. Revenue growth was supported by strong data revenue performance, CVM (Customer Value Management) activities, FTTB and FMC subscriber base growth. Growth in data customers and data usage supported an ARPU increase of 17.4% YoY to UAH 68. Overall, Kyivstar's mobile customer base decreased slightly by 0.6% to 26.2 million, reflecting the reduction in multi-SIM users in the market and demographic trends. Still, data penetration continued to increase, with data customers growing by 14.6% YoY and total 4G customers reaching 7.1 million; an increase of approximately 121% YoY. In 4Q19, Kyivstar recorded a quarterly churn of 4.7%, the lowest churn in the market.

Fixed-line service revenue grew by 14.0% YoY to UAH 355 million, driven by an increase in our fixed broadband customer base of 10.8% YoY, while fixed broadband ARPU increased by 6.2% YoY to UAH 75.

EBITDA (pre-IFRS 16) increased by 38.4% YoY, driving an EBITDA margin of 66.5%. The strong EBITDA growth was supported by revenue growth and reversal of certain provisions, while good cost control in the period further supported margin expansion. Reported EBITDA increased by 44.3% YoY to UAH 4.0 billion.

Capex excluding licenses (pre-IFRS 16) increased by 32.6% YoY as a result of a strategic focus on further 4G roll-out during the quarter, which achieved 4G population coverage of 74%. According to recognised speed tests, Kyivstar was a market leader in coverage and speed at the end of 4Q19. Reported capex excluding licenses increased by 114% to UAH 1.6 billion.

In July 2019, the National Bank of Ukraine abolished limits on the repatriation of dividends. In 4Q19 Kyivstar continued to positively support Group cash flow.

Following the President's decree setting measures aimed at elimination of the digital divide between cities and rural areas, in October 2019 the National Commission on Regulation of Communication and Informatization (NCRCI) adopted a joint action

14

plan with four major MNOs for the refarming of the 900 MHz spectrum. This refarming will allow Kyivstar and the other MNOs to receive technologically neutral spectrum in 900 MHz band. In addition, the four MNOs also signed a memorandum of understanding (MoU) with the Cabinet of Ministers of Ukraine and the NCRCI aimed at providing maximum mobile coverage and broadband internet access over Ukraine's territory. In line with the aforementioned regulatory developments, in December 2019 the Cabinet of Ministers of Ukraine adopted a resolution to set up an action plan for the government to create conditions for the development of the mobile broadband access (in the 700MHz, 800MHz, and 900MHz bands).

PAKISTAN

PKR billion	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	50.5	49.5	1.9%	197.6	181.7	8.7%
Mobile service revenue	46.9	46.2	1.5%	183.8	169.3	8.6%
of which mobile data	15.1	11.9	26.6%	55.5	38.2	45.2%
EBITDA	24.9	23.2	7.1%	100.1	86.8	15.3%
EBITDA margin	49.4%	47.0%	2.4p.p.	50.6%	47.8%	2.9p.p.
EBITDA pre-IFRS 16	23.0	23.2	(1.0%)	93.1	86.8	7.3%
EBITDA margin pre-IFRS 16	45.6%	47.0%	(1.4p.p.)	47.1%	47.8%	(0.7p.p.)
Capex excl. licenses	10.9	5.9	85.4%	32.8	23.9	37.1%
LTM Capex excl. licenses /revenue	16.6%	13.2%	3.4p.p.	16.6%	13.2%	3.4p.p.
Capex excl. licenses pre-IFRS 16	9.9	5.9	68.7%	31.9	23.9	33.5%
LTM Capex excl. licenses /revenue pre-IFRS 16	16.2%	13.2%	3.0p.p.	16.2%	13.2%	3.0p.p.
Mobile						
Customers (mln)	60.5	56.2	7.6%			
- of which data users (mln)	38.8	33.0	17.6%			
ARPU (PKR)	260	265	(1.9%)			
MOU (min)	498	539	(7.7%)			
Data usage (MB/user)	2,527	1,373	84.0%			

Jazz continued to perform well despite the ongoing competitive nature of the Pakistan market, particularly in data and social network offers, and remained focused on expanding its digital services to drive further growth.

Reported revenues were impacted by June 2018's, Supreme Court ordered ("suo moto") an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the "suo moto" order). On 3 July 2019, the Supreme Court issued its Judgement dated 10th May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the Judgement by the Supreme Court, the Pakistan Telecommunication Authority ("PTA") issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the "administration fees") collected by Jazz between April 2019 and July 2019. Further to the PTA's directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA's allegation and on 3 January 2020 provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. Jazz is currently awaiting the PTA's response

In 4Q19, total revenue increased by 1.9% YoY, driven by a strong increase in data revenue of 26.6% YoY. Excluding the impact of tax regime change, the revenue growth would have been 14.1%. Reported service revenue increased by 1.5%. The data revenue growth was driven by an increase in data customers and 4G customer conversion, doubling of data usage through higher bundle penetration and continued data network expansion. Financial services revenue grew as well during the quarter by 24.6% YoY as Jazz Cash increased its 30-day active wallet subscriber base to 7.3 million.

15

Jazz's customer base increased by 7.6% YoY, supported by increased subscriber engagement and higher data customers on the back of the continued expansion of the data network, which resulted in 4G subscriber penetration of the total data customer base of 40%. The YoY customer trend reflects our commercial strategy to focus on high value customers in order to further improve the customer mix of new sales, leveraging on network quality of service. The growth in the customer base was negatively impacted by the regulatory requirement of handset blocking system of unregistered handsets (DIRBS- Device Identification Registration and Blocking System).

EBITDA (pre-IFRS 16) decreased YoY by 1.0%, primarily as a result of the reversal of the "suo moto" order on 24 April 2019, in an EBITDA margin (pre-IFRS 16) of 45.6%. Excluding these impacts, the YoY EBITDA growth pre-IFRS 16 would have been ~5.3%. Reported EBITDA in Q4 2019 increased by 7.1% YoY to PKR 24.9 billion.

In 4Q19, capex excluding licenses pre-IFRS16 increased to PKR 9.9 billion, mainly due to the adverse impact of FX and timing differences. Reported capex excluding licenses increased YoY to PKR 10.9 billion. At the end of Q4 2019, the population coverage of Jazz's data network was more than 60%.

The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority ("PTA") issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA's order to the Islamabad High Court. On 21 August 2019, the Islamabad High Court suspended the PTA's order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA's order. In September 2019, Jazz deposited approximately USD 225 million in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position. The Islamabad High Court has not yet scheduled a hearing date.

UZBEKISTAN

UZS billion	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	579	635	(8.8%)	2,275	2,538	(10.3%)
Mobile service revenue	569	630	(9.6%)	2,252	2,517	(10.5%)
- of which mobile data	298	247	20.7%	1,060	872	21.6%
Fixed-line service revenue	3.2	3.8	(17.3%)	13	17	(23.9%)
EBITDA	317	254	24.8%	1,204	1,098	9.7%
EBITDA margin	54.8%	40.0%	14.7p.p.	52.9%	43.3%	9.7p.p.
EBITDA pre-IFRS 16	310	254	22.1%	1,165	1,098	6.1%
EBITDA margin pre-IFRS 16	53.6%	40.0%	13.5p.p.	51.2%	43.3%	7.9p.p.
Capex excl. licenses	107	38	183.4%	511	315	62.1%
LTM Capex excl. licenses/revenue	22.5%	12.4%	10.0p.p.	22.5%	12.4%	10.0p.p.
Capex excl. licenses pre-IFRS 16	105	38	176.3%	455	315	44.2%
LTM Capex excl. licenses/revenue pre-IFRS 16	20.0%	12.4%	7.6p.p.	20.0%	12.4%	7.6p.p.
Mobile						
Customers (mln)	8.1	9.1	(10.7%)			
- of which mobile data customers (mln)	5.2	5.5	(6.5%)			
ARPU (UZS)	22,547	22,917	(1.6%)			
MOU (min)	609	608	0.1%			
Data usage (MB/user)	2,522	1,457	73.0%			

16

Increasing mobile data penetration remains the key growth driver for us in the Uzbekistan market. Beeline Uzbekistan continued to focus on attracting data customers and benefited from its position as a market leader. Going forward, Beeline Uzbekistan will focus on reducing churn and maintaining its leadership position. Total revenue declined by 8.8% YoY to UZS 579 billion, primarily driven by the negative impact of introduction of 20% excise tax (UZS 106 million), partially offset by data monetization activities. Adjusted for these negative effects, the growth would have been approximately 7.8% YoY. Mobile data traffic increased, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in the customer base. Customer base declined to 8.1 million, down 10.7% YoY because of higher churn among those customers who have irregular mobile spending. EBITDA pre-IFRS 16 increased by 22.1% to UZS 310 billion, driven by good operational performance, notwithstanding a slightly negative impact from changes in the tax regime. EBITDA in 4Q18 was negatively impacted by non-recurring costs and certain provisions of UZS 22 billion. Reported EBITDA increased by 24.8% to UZS 317 billion. Capex excluding licenses pre-IFRS 16 more than doubled to UZS 105 billion, mainly as a result of heavy 4G investments, which enabled our 4G network to achieve a population coverage of 26%. Our LTM 4Q19 capex to revenue ratio was 20%. Beeline Uzbekistan continued to invest in high-speed data networks, increasing the number of nationwide 3G and 4G sites YoY and further improvements to our high-speed data networks will continue to be a priority in 2020. From January 2019, new tax reforms were introduced, which aim to simplify taxation in Uzbekistan. The tax authorities introduced a flat 20% corporate tax rate for mobile operators (previously the corporate tax rate depended on the profitability of mobile operators), cancelled the revenue tax of 3.2% and introduced an excise tax of 15% over customer charges. Furthermore, the customer tax was reduced to UZS 2,000 in FY 2019 from UZS 4,000 in FY 2018. Tax reforms introduced from January 2019 had an approximately 15% negative impact on revenue in FY 2019, while the free cash flow impact was slightly negative due to utilization of deferred tax assets during the year. Going forward, we expect a positive impact on equity free cash flow (excluding licenses). From 1 October 2019, the excise tax has been increased from 15% to 20% to cover VAT reduction from 20% to 15%. 17

KAZAKHSTAN

KZT billion	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	45.5	40.3	12.8%	186.0	151.8	22.6%
Mobile service revenue	38.3	33.6	14.2%	144.9	125.1	15.8%
Fixed-line service revenue	6.9	6.5	5.8%	25.4	25.2	0.8%
EBITDA	22.7	19.2	18.5%	103.5	71.1	45.5%
EBITDA margin	50.0%	47.6%	2.4p.p.	55.6%	46.9%	8.8p.p.
EBITDA pre-IFRS 16	21.1	19.2	9.9%	97.0	71.1	36.4%
EBITDA margin pre-IFRS 16	46.3%	47.6%	(1.2p.p.)	52.2%	46.9%	5.3p.p.
Capex excl. licenses	14.7	6.5	127.1%	43.6	22.9	90.6%
LTM capex excl. licenses/revenue	23.4%	15.1%	8.4p.p.	23.4%	15.1%	8.4p.p.
Capex excl. licenses pre-IFRS 16	14.3	6.5	120.8%	41.4	22.9	81.1%
LTM capex excl. licenses/revenue pre-IFRS 16	22.2%	15.1%	7.2p.p.	22.2%	15.1%	7.2p.p.
Mobile						
Total operating revenue	38.6	33.8	14.2%	160.5	126.5	26.9%
- of which mobile data	17.4	11.2	55.6%	60.0	39.8	50.8%
Customers (mln)	10.2	9.9	2.5%			
- of which mobile data customers (mln)	6.9	6.3	9.5%			
ARPU (KZT)	1,243	1,112	11.8%			
MOU (min)	300	312	(3.9%)			
Data usage (MB/user)	6,942	4,508	54.0%			
Fixed-line						
Total operating revenue	6.9	6.5	5.9%	25.5	25.3	0.8%
Broadband revenue	3.4	3.1	8.3%	12.9	9.4	37.4%
Broadband customers (mln)	0.42	0.39	8.1%			
Broadband ARPU (KZK)	2,775	2,841	(2.3%)			

In Kazakhstan, Beeline delivered double-digit YoY growth as result of its strong value proposition and customer base value management and digital services development, supported by infrastructure modernization. Digital services are in the primary focus in an ecosystem built around customers that include mobile finance services (bus-pay, payment card, QR-code payment, money transfer), TV entertainment (online-streaming platforms, popular channels and shows) and self-service applications.

Total revenue grew by 12.8% YoY to KZT 45.5 billion. Growth was supported by data revenue growth and fixed line service revenue. Mobile service revenue grew by 14.2% to KZT 38.3 billion, driven by a solid increase in ARPU of 11.8% and a customer base increase of 2.5% to 10.2 million. Strong data revenue growth (+55.6%) was driven by continuous 4G network development and modernisation, supported by new value proposition. Data customers grew by 9.5% YoY to 6.9 million, and penetration has reached 68%. 4G data customers grew significantly by 1.4 million with 49% YoY growth.

Fixed-line service revenue grew by 5.8% YoY to KZT 6.9 billion, driven by an increase in the fixed broadband customer base of 8.1% YoY. This includes YoY growth of our convergent products customer base by 23,000 (+75% YoY). Approximately 12% of fixed-line customers use convergent products.

EBITDA (pre-IFRS 16) increased by 9.9% YoY, driving an EBITDA margin of 46.3%. The strong EBITDA growth was supported by revenue growth and slightly offset by higher operating expense during the quarter. Reported EBITDA increased by 18.5% YoY to KZT 22.7 billion.

Capex excluding licenses (pre-IFRS 16) increased by 120.8% YoY as a result of additional investment after the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") due to Kazakh telecom JSC's acquisition of 75% of Kcell's shares. Reported capex excluding licenses increased by 127.1% to KZT 14.7 billion.

18

ALGERIA

DZD billion	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	23.7	24.1	(1.6%)	92.5	94.8	(2.4%)
Mobile service revenue	23.3	23.2	0.5%	91.9	93.4	(1.6%)
of which mobile data	7.8	5.5	41.3%	27.7	22.0	25.9%
EBITDA	11.1	11.0	0.3%	42.3	42.4	(0.3%)
EBITDA margin	46.6%	45.7%	0.9p.p.	45.7%	44.7%	1.0p.p.
EBITDA pre-IFRS 16	10.0	11.0	(9.6%)	38.2	42.4	(9.9%)
EBITDA margin pre-IFRS 16	42.0%	45.7%	(3.7p.p.)	41.3%	44.7%	(3.5p.p.)
Capex excl. licenses	4.7	5.8	(19.3%)	13.4	12.6	6.0%
LTM capex excl. licenses/revenue	14.4%	13.3%	1.1p.p.	14.4%	13.3%	1.1p.p.
Capex excl. licenses pre-IFRS 16	4.6	5.8	(20.5%)	12.9	12.6	2.5%
LTM capex excl. licenses/revenue pre-IFRS 16	14.0%	13.3%	0.7p.p.	14.0%	13.3%	0.7p.p.
Mobile						
Customers (mln)	14.6	15.8	(7.7%)			
- of which mobile data customers (mln)	8.8	9.2	(4.8%)			
ARPU (DZD)	524	489	7.1%			
MOU (min)	430	437	(1.7%)			
Data usage (MB/user)	3,986	2,191	82.0%			

In Algeria, macroeconomic challenges persisted during the quarter, and political uncertainty remains following a presidential election in December. The market remains challenging with high levels of competition and regulatory changes. Against this backdrop, Djezzy continued its segmented approach, improving its share in its high value segment, while at the same time preserving its share in the mass market segment, resulting in an improvement in its relative performance in an overall declining market.

Djezzy's 4Q19 service revenue was DZD 23.7 billion, a YoY decline of 1.6% and broadly flat quarter on quarter. Effective from 31 October 2019, ARPCE (Algerian Telecommunication Regulatory Authority) decided on the MTR rate changes at DZD 0.67 per minute (from 0.95 DZD/min), creating an asymmetry in the market. This change of MTR negatively impacted revenue by DZD 0.3 billion. Data revenue increased by 41.3% YoY, due to higher usage and an increase in 4G data penetration. Price competition in both voice and data drove a continued reduction in customer base, which declined by 7.7% YoY. During the second half of 2019, Djezzy introduced a modernised and an updated tariff portfolio which supported YoY ARPU growth of 7.1% for the first time since 1Q16.

EBITDA (pre-IFRS 16) decreased YoY by 9.6%, resulting in a margin of 42.0%. The decline in revenue remains a challenge for EBITDA performance, alongside an increase in MTR, HR costs and higher interconnection costs. Reported EBITDA increased by 0.3% YoY to DZD 11.1 billion.

At the end of 4Q19, Djezzy's 4G services covered 28 wilayas and approximately 38% of Algeria's population, while its 3G network covered all 48 wilayas and approximately 75% of Algeria's population. In Q4 2019, capex excluding licenses pre-IFRS 16 was DZD 4.6 billion, representing a 20.5% decrease YoY.

19

BANGLADESH

BDT billion	4Q19	4Q18	YoY	FY19	FY18	YoY
Total revenue	11.1	11.0	1.2%	45.3	43.7	3.7%
Mobile service revenue	10.9	10.7	1.8%	44.3	42.2	5.0%
of which mobile data	2.3	2.0	18.6%	9.2	7.3	26.8%
EBITDA	4.5	3.8	19.0%	18.8	15.3	22.3%
EBITDA margin	40.3%	34.3%	6.0p.p.	41.4%	35.2%	6.3p.p.
EBITDA pre-IFRS 16	3.6	3.8	(3.4%)	15.4	15.3	0.2%
EBITDA margin pre-IFRS 16	32.7%	34.3%	(1.6p.p.)	34.0%	35.2%	(1.2p.p.)
Capex excl. licenses	2.7	0.7	310.6%	8.1	7.8	4.4%
LTM capex excl. licenses/revenue	17.9%	17.8%	0.1p.p.	17.9%	17.8%	0.1p.p.
Capex excl. licenses pre-IFRS 16	1.7	0.7	164.6%	6.9	7.8	(10.9%)
LTM capex excl. licenses/revenue pre-IFRS 16	15.3%	17.8%	(2.5p.p.)	15.3%	17.8%	(2.5p.p.)
Mobile						
Customers (mln)	33.6	32.3	4.0%			
- of which mobile data customers (mln)	21.5	19.6	9.7%			
ARPU (BDT)	109	110	(1.5%)			
MOU (min)	226	232	(2.4%)			
Data usage (MB/user)	1,370	1,024	33.8%			

Banglalink reported good results in Q4 and continued to deliver year on year service revenue growth for the fifth consecutive quarter in a growing market. This was achieved despite intense competition in the market and a challenging regulatory environment.

Banglalink continued to focus on acquiring customers in 4Q19. Its customer base grew by 4.0% YoY while data customers increased by 9.7% as a result of simplified product offers and improved network availability.

Total revenue in 4Q19 grew by 1.2% YoY, supported by mobile service revenue growth of 1.8% YoY to BDT 10.9 billion. The revenue increase was mainly driven by a continued improvement in data revenue following enhanced network availability, as well as the continued rationalisation of Banglalink's distribution footprint. ARPU decreased by 1.5% YoY. Data revenue increased by 18.6% YoY, driven by increased smartphone penetration and data usage growth of 33.8% YoY to 1,370 MB per user.

EBITDA (pre-IFRS16) decreased by 3.4% YoY, as higher revenue was largely offset by the increase in the minimum tax rate. Excluding the negative impact as a result of changes in the tax regime (discussed below), EBITDA would have increased by an additional 6.0%. EBITDA margin (pre-IFRS 16) decreased to 32.7%. Reported EBITDA in 4Q19 increased by 19.0% YoY to BDT 4.5 billion.

In 4Q19, capex excluding licenses pre-IFRS 16 increased YoY to BDT 1.7 billion as a result of 4G rollout. 3G network population coverage was approximately 72% at the end of the period.

In Q2 2019, the tax authority in Bangladesh introduced several changes to the tax regime: supplementary duty increased from 5% to 10% on subscription revenue; SIM tax increased from BDT 100 to 200; minimum tax rate increased from 0.75% to 2% of revenue and custom duties on smartphones increased from 10% to 25%.

20

CONFERENCE CALL INFORMATION On 14 February 2020, VEON will host a live presentation with senior management at 13:00 CET (12:00 GMT) in London, which will be made available through video webcast on its website and through the following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com. 13:00 CET investor and analyst conference call US call-in number: +1 917 720 0178 Confirmation Code: 8690685 International call-in number: +44 (0) 203 009 5710 Confirmation Code: 8690685 The conference call replay and the slide presentation webcast will be available until 21 February 2020. The slide presentation will also be available for download from VEON's website. Investor and analyst call replay US Replay Number: +1 (917) 677 7532 Confirmation Code: 8690685 UK Replay Number: +44 (0) 333 300 9785 Confirmation Code: 8690685 CONTACT INFORMATION INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com 21

DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2020, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward- looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow (excluding licenses), organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. 22

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com. CONTENT OF THE ATTACHMENTS Attachment A VEON financial schedules 22 Attachment B Debt overview 27 Attachment C Customers 28 Attachment D Definitions 28 Attachment E Reconciliation tables 29 Average rates and guidance rates of functional currencies to USD For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2019.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/. 23

ATTACHMENT A: VEON FINANCIAL SCHEDULES VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF INCOME USD million 4Q19 4Q18 FY19 FY18 Total operating revenues 2,254 2,249 8,863 9,086 of which revenue from selling of equipment and accessories 143 132 465 427 of which other revenues 33 34 158 133 Operating expenses Service costs (400) (409) (1,554) (1,701) Cost equipment and accessories (156) (132) (479) (415) Selling, general and administrative expenses (764) (994) (2,965) (3,697) Other operating gains / (losses) - - 350 - Depreciation (434) (324) (1,652) (1,339) Amortization (95) (115) (394) (495) Impairment loss (8) (66) (108) (858) Loss on disposals of non-current assets (15) (12) (43) (57) Gain on sale of subsidiaries - 10 1 30 Operating profit/(loss) 383 208 2,019 554 Finance costs (222) (183) (892) (816) Finance income 9 24 53 67 Other non-operating (losses)/gains 7 (19) 21 (68) Shares of (loss)/profit of associates and joint ventures - - - - Net foreign exchange gain/ (loss) 9 27 (19) 15 (Loss)/profit before tax 186 57 1,181 (248) Income tax expense (138) (24) (498) (369) (Loss)/ profit from continued operations 48 33 683 (617) Profit from discontinued operations - - - (300) Gain on disposal of discontinued operations - - - 1,279 Profit/(loss) for the period 48 33 683 362 Of which Non-controlling interest 26 52 62 (220) Of which the owners of the parent 22 (19) 621 582 24

VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION USD million 31 December 2019 30 September 2019 31 December 2018 Assets Non-current assets Property and equipment 7,340 7,001 4,932 Intangible assets 5,688 5,580 5,670 Investments and derivatives 235 247 58 Deferred tax asset 134 135 197 Other assets 163 147 135 Total non-current assets 13,560 13,110 10,992 Current assets Inventories 169 167 141 Trade and other receivables 628 621 577 Investments and derivatives 82 70 88 Current income tax asset 16 40 112 Other assets 354 320 367 Assets classified as held for sale - 18 17 Cash and cash equivalents 1,250 1,317 1,808 Total current assets 2,499 2,553 3,110 Total assets 16,059 15,663 14,102 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,226 1,239 3,670 Non-controlling interests 994 934 (891) Total equity 2,220 2,173 2,779 Non-current liabilities Debt and derivatives 7,759 7,361 6,567 Provisions 138 119 110 Deferred tax liability 141 42 180 Other liabilities 33 144 53 Total non-current liabilities 8,071 7,666 6,910 Current liabilities Trade and other payables * 1,847 1,371 1,624 Debt and derivatives 2,585 2,889 1,289 Provisions* 222 155 234 Current income tax payable * 102 118 196 Other liabilities * 1,012 1,286 1,066 Liabilities associated with assets held for sale - 5 4 Total current liabilities 5,768 5,824 4,413 Total equity and liabilities 16,059 15,663 14,102 * Certain comparative amounts have been reclassified to conform to the current period presentation 25

VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

USD million	4Q19	4Q18	FY19	FY18
Operating activities				
Profit/(loss) before tax	**186**	**57**	**1,181**	**(248)**
Non-cash adjustment to reconcile profit before tax to net operating cash flows:				
Depreciation, amortization and impairment loss / (reversal) *	537	506	2,154	2,692
Loss from disposal of non current assets	15	10	43	57
Gain on sale of subsidiaries	-	(10)	(1)	(30)
Finance income	(9)	(24)	(53)	(67)
Finance cost	222	183	892	816
Other non operating losses/(gains)	(7)	19	(21)	68
Net foreign exchange loss/(gain)	(9)	(27)	20	(15)
Share of loss of associates and joint ventures	-	-	-	-
Movements in provisions and pensions	55	45	106	40
Changes in working capital	4	116	(200)	282
Net interest paid	(197)	(177)	(714)	(736)
Net interest received	9	17	58	60
Income tax paid	(144)	(80)	(516)	(404)
Changes due to discontinued operations from operating activity				
Net cash from/(used in) operating activities	**662**	**635**	**2,949**	**2,515**
Purchase of property, plant and equipment and intangible assets *	(486)	(444)	(1,683)	(1,949)
Inflows/(outflows) from financial assets	(13)	12	(9)	62
Inflows/(outflows) from deposits	(4)	(8)	(224)	1,034
Proceeds from sale of associates and joint ventures	-	-	-	2,830
Other proceeds from investing activities, net	2	2	28	16
Net cash from/(used in) investing activities	**(501)**	**(435)**	**(1,888)**	**1,997**
Gross proceeds from borrowings	704	28	2,633	871
Fees paid for the borrowings	(4)	(58)	(23)	(64)
Repayment of borrowings	(760)	(1,410)	(2,612)	(4,122)
Dividends paid to equity holders	-	(18)	(520)	(505)
Repayment of lease liabilities	(98)	-	(366)	-
Acquisition of non-controlling interest	(9)	-	(613)	-
Dividends paid to non-controlling interests	(4)	(4)	(138)	(96)
Net cash from/(used in) financing activities	**(171)**	**(1,462)**	**(1,639)**	**(3,916)**
Net increase/(decrease) in cash and cash equivalents	**(8)**	**(1,262)**	**(578)**	**596**
Cash and cash equivalent at beginning of period	1,198	3,108	1,791	1,314
Net foreign exchange difference related to continued operations	14	(55)	(9)	(119)
Cash and cash equivalent at end of period	1,204	1,791	1,204	1,791

* Certain comparative amounts have been reclassified to conform to the current period presentation

26

ATTACHMENT B: DEBT OVERVIEW [1]

Entity	Type of debt/original lenders	Interest rate	Debt currency	Outstanding debt (million)	Outstanding debt (USD million)	Maturity date	Guarantor	Security
VEON Holdings B.V.	Loan from SberBank	10.0000%	RUB	95,000	1,535	19.05.2022	None	None
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	283	30.08.2022	None	None
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	485	30.08.2022	None	None
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021	None	None
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022	PJSC VimpelCom	None
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023	None	None
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024	None	None
VEON Holdings B.V.	Notes	4.0000%	USD	700	700	09.04.2025	None	None
VEON Holdings B.V.	Cash-pool overdrawn accounts				1			
TOTAL VEON Holdings B.V.					5,083			
GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020	VEON Holdings B.V.	None
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023	VEON Holdings B.V.	None
TOTAL GTH Finance B.V.					1,200			
PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	262	262	02.02.2021	None	None
PJSC VimpelCom	Other PJSC VimpelCom				17			
TOTAL PJSC VimpelCom					279			
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	1,333	9	15.12.2020	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 months LIBOR + 1.9%	USD	75	75	15.12.2020	EKN	Certain assets of the borrower
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	5,333	34	15.12.2020	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	8,333	54	15.06.2022	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Syndicated Loan Facility	6 months KIBOR	PKR	3,879	25	15.12.2023	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Syndicated Loan Facility	6 months KIBOR	PKR	2,413	16	15.12.2023	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Syndicated Loan Facility	6 months KIBOR + 0.35%	PKR	21,396	138	15.06.2022	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Syndicated Loan Facility	6 months KIBOR + 0.75%	PKR	15,885	102	02.09.2026	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Islamic Financing Facility	6 months KIBOR + 0.75%	PKR	2,963	19	02.09.2026	None	Certain assets of the borrower
Pakistan Mobile Communications Limited	Other Pakistan Mobile Communications Limited				22			
TOTAL Pakistan Mobile Communications Limited					494			
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	3 months LIBOR + 2%	USD	300	300	25.04.2020	VEON Holdings B.V.	None
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	8,135	96	24.12.2022	None	None
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	1,744	20	24.12.2020	None	None
TOTAL Banglalink Digital Communications Ltd.					416			
Other entities	Cash-pool overdrawn accounts*				47			
Total VEON consolidated					7,519			

[1] Excluding lease liabilities
[2] As of December 31, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON's cash management remained overdrawn by US$46 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.

27

ATTACHMENT C: CUSTOMERS

million	Mobile			Fixed-line broadband		
	4Q19	4Q18	YoY	4Q19	4Q18	YoY
Russia	54.6	55.3	(1.1%)	2.6	2.4	10.1%
Pakistan	60.5	56.2	7.6%			
Algeria	14.6	15.8	(7.7%)			
Bangladesh	33.6	32.3	4.0%			
Ukraine	26.2	26.4	(0.6%)	1.0	0.9	10.8%
Uzbekistan	8.1	9.1	(10.7%)			
Kazakhstan	10.2	9.9	2.5%	0.4	0.4	8.1%
Other	4.5	4.8	(6.5%)	0.1	0.1	(8.2%)
Total	212.4	209.9	1.2%	4.2	3.8	8.8%

ATTACHMENT D: DEFINITIONS

ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures.

Capital expenditures (capex) exc. licenses is calculated as capex, excluding purchases of new spectrum licenses

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA's use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt.

Equity free cash flow (excluding licenses) is a non-IFRS measure and is defined as free cash flow from operating activities

28

less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below. An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM. MFS (mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short- term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction. Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas. Total revenue in this section is fully comparable with Total operating revenue in our Management’s Discussion and Analysis of Financial Condition and Results of Operations” provided separately on Form 6-K. 29

ATTACHMENT E: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	4Q19	4Q18	FY19	FY18
Unaudited				
EBITDA	935	714	4,215	3,273
Depreciation	(434)	(324)	(1,652)	(1,339)
Amortization	(95)	(115)	(394)	(495)
Impairment loss	(8)	(66)	(108)	(858)
Loss on disposals of non-current assets	(15)	(2)	(43)	(28)
Operating profit	383	208	2,019	554
Financial Income and Expenses	(213)	(159)	(839)	(749)
- including finance income	9	24	53	67
- including finance costs	(222)	(182)	(892)	(816)
Net foreign exchange (loss)/gain and others	16	8	2	(53)
- including Other non-operating (losses)/gains	7	(19)	21	(68)
- including Shares of loss of associates and joint ventures accounted for using the equity method, including impairments of JV and associates	0	0	0	0
- including Net foreign exchange gain	9	27	(19)	15
Profit before tax	186	57	1,181	(248)
Income tax expense	(138)	(24)	(498)	(369)
(Loss)/Profit from continue operations	48	33	683	(617)
(Loss)/Profit for discontinued operations	(0)	(0)	(0)	979
(Loss)/Profit for the period	48	32	683	362
Of which profit/(loss) attributable to non-controlling interest	26	52	62	(220)
Of which Profit/(Loss) for the year attributable to VEON shareholders	22	(19)	621	582

RECONCILIATION OF CAPEX

USD mln unaudited	4Q19	4Q18	FY19	FY18
Cash paid for purchase of property, plant and equipment and intangible assets	487	444	1,684	1,948
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	197	(75)	397	(15)
Capital expenditures	684	369	2,081	1,934
Less capital expenditures in licenses and other	(2)	(22)	(35)	(519)
Capital expenditures excl. licenses	682	347	2,046	1,415

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	4Q19 vs 4Q18						
	Total Revenue			EBITDA			
	Organic	Forex	Reported	Organic	Forex	Reported Pre-IFRS 16	Reported
Russia	(3.3%)	4.2%	0.9%	(1.6%)	4.2%	2.6%	24.4%
Pakistan	1.9%	(13.8%)	(11.9%)	(1.0%)	(13.5%)	(14.5%)	(7.5%)
Algeria	(1.6%)	(1.0%)	(2.5%)	(9.6%)	(0.9%)	(10.5%)	(0.7%)
Bangladesh	1.2%	(0.9%)	0.3%	(3.4%)	(0.8%)	(4.3%)	17.9%
Ukraine	16.1%	17.7%	33.8%	38.4%	21.5%	59.9%	66.7%
Uzbekistan	(8.8%)	(11.8%)	(20.6%)	22.1%	(15.8%)	6.3%	8.6%
Kazakhstan	12.8%	(4.9%)	7.9%	9.9%	(4.8%)	5.1%	13.3%
Total	(0.2%)	0.4%	0.2%	12.5%	0.6%	13.1%	30.9%

30

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 December 2019	30 September 2019	30 June 2019
Net debt	8,342	8,252	8,179
Cash and cash equivalents	1,250	1,317	1,331
Long - term and short-term deposits	2	1	3
Gross debt	9,593	9,571	9,513
Interest accrued related to financial liabilities	88	95	72
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(10)	(10)	(11)
Derivatives not designated as hedges	394	391	323
Derivatives designated as hedges	161	86	92
Other financial liabilities	106	115	84
Total other financial liabilities	10,333	10,249	10,073

RECONCILIATION OF EQUITY FREE CASH FLOW (EXCLUDING LICENSES)

USD million	4Q19	4Q18	YoY	FY19	FY18	YoY
EBITDA	935	714	31.0%	4,215	3,274	28.7%
Changes in working capital	2	119	n.m.	(203)	289	n.m.
Movements in provision	55	44	n.m.	106	40	n.m.
Net interest paid	(188)	(159)	18.0%	(655)	(676)	(3.1%)
Income tax paid	(144)	(81)	78.2%	(516)	(404)	27.6%
Cash flow from operating activities (excl.discontinued operations)	662	635	4.3%	2,949	2,515	17.2%
Capex excl.licenses	(682)	(346)	96.9%	(2,046)	(1,415)	44.6%
Working capital related to Capex excl. license	215	(63)	n.m.	432	(84)	n.m.
Proceeds from sale of PPE	2	5	n.m.	27	17	n.m.
Equity Free Cash Flow excl.licenses	197	229	n.m.	1,362	1,032	n.m.

Note: 4Q19 and FY19 financials of Reconciliation of equity free cash flow include IFRS 16 impact

31

EBITDA RECONCILIATION FOR COUNTRY

Q4 2019

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	HQ	Other	VEON Consolidated
EBITDA	466	160	92	53	167	33	59	(108)	13	935
Less										
Depreciation	(258)	(48)	(37)	(27)	(24)	(8)	(26)	(1)	(4)	(434)
Amortization	(34)	(17)	(10)	(11)	(14)	(1)	(8)	(1)	(0)	(95)
Impairment loss	(8)	-	1	(0)	(0)	-	0	-	(0)	(8)
Loss on disposals of non-current assets	(16)	2	0	(3)	3	0	0	(2)	(0)	(15)
Gain on sale of investments in subsidiaries	-	-	-	-	-	-	0	-	0	0
Operating profit	150	97	47	12	131	24	24	(112)	9	383

Q4 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	HQ	Other	VEON Consolidated
EBITDA	375	173	93	45	100	31	52	(135)	(19)	714
Less										
Depreciation	(173)	(63)	(26)	(18)	(14)	(8)	(15)	(1)	(7)	(324)
Amortization	(34)	(27)	(18)	(10)	(13)	(1)	(7)	(3)	(2)	(115)
Impairment loss	(25)	-	2	(0)	(1)	-	(1)	(39)	(1)	(66)
Loss on disposals of non-current assets	(11)	(1)	0	(2)	(0)	(0)	1	-	1	(12)
Gain on sale of investments in subsidiaries	-	-	-	-	-	-	-	-	10	10
Operating profit	131	82	51	14	73	21	30	(177)	(18)	208

FY 2019

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	HQ	Other	VEON Consolidated
EBITDA	1,957	669	354	222	572	136	270	(277)	312	4,215
Less										
Depreciation	(1,003)	(172)	(140)	(106)	(84)	(33)	(79)	(4)	(30)	(1,652)
Amortization	(131)	(68)	(61)	(42)	(53)	(3)	(25)	(4)	(6)	(394)
Impairment loss	(15)	-	1	(1)	(2)	-	-	(1)	(90)	(108)
Loss on disposals of non-current assets	(39)	2	1	(4)	0	(1)	(1)	(2)	1	(43)
Gain on sale of investments in subsidiaries	0	-	-	-	-	-	-	-	0	1
Operating profit	769	430	154	70	433	99	165	(287)	186	2,019

FY 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	HQ	Other	VEON Consolidated
EBITDA	1,677	714	363	183	387	136	206	(359)	(35)	3,273
Less										
Depreciation	(750)	(179)	(103)	(110)	(55)	(34)	(64)	(2)	(42)	(1,339)
Amortization	(146)	(122)	(79)	(53)	(44)	(3)	(23)	(12)	(13)	(495)
Impairment loss	(30)	-	(124)	(452)	(4)	-	(2)	(39)	(207)	(858)
Loss on disposals of non-current	(31)	(1)	1	(21)	(6)	(1)	0	-	1	(58)
Gain on sale of investments in subsidiaries	(0)	-	-	-	-	-	-	(5)	35	30
Operating profit	720	411	58	(453)	278	98	118	(417)	(261)	554

32

RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Average rates			Closing rates		
	4Q19	4Q18	YoY	FY19	FY18	YoY	4Q19	4Q18	YoY
Russian Ruble	63.72	66.48	-4.2%	64.74	62.71	3.2%	64.74	69.47	-6.8%
Algerian Dinar	119.84	118.63	1.0%	119.41	116.64	2.4%	119.41	118.21	1.0%
Pakistan Rupee	155.66	134.20	16.0%	150.36	121.78	23.5%	150.36	139.80	7.6%
Bangladeshi Taka	84.81	84.06	0.9%	84.33	83.73	0.7%	84.33	83.60	0.9%
Ukrainian Hryvnia	24.26	27.95	-13.2%	25.84	27.20	-5.0%	25.84	27.69	-6.7%
Kazakh Tenge	386.90	370.13	4.5%	382.87	344.90	11.0%	382.87	384.20	-0.3%
Uzbekistan Som	9,484.72	8,260.17	14.8%	8,839.03	8,068.87	9.5%	8,839.03	8,339.55	6.0%
Armenian Dram	477.24	485.30	-1.7%	480.36	483.03	-0.6%	480.36	483.75	-0.7%
Kyrgyz Som	69.82	69.65	0.2%	69.79	68.84	1.4%	69.79	69.85	-0.1%
Georgian Lari	2.95	2.68	10.1%	2.82	2.53	11.2%	2.82	2.68	5.3%

33